SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (fee required)
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (no fee required)
For the transition period from                      to
Commission file number 1-1023

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
(Full title of the plan)
The McGraw-Hill Companies, Inc.
1221 Avenue of the Americas
New York, NY 10020
(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office.)

Financial Statements and Supplemental Schedule
The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Years Ended December 31, 2009 and 2008
With Report of Independent Registered Public Accounting Firm

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Financial Statements
and Supplemental Schedule
Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
The Pension Investment Committee
The McGraw-Hill Companies, Inc.
We have audited the accompanying statements of net assets available for benefits of The 401(k) Savings and Profit Sharing Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
New York, New York
June 29, 2010

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Statements of Net Assets Available for Benefits
(In Thousands)

	December 31
	2009	2008
Interest in The McGraw-Hill Companies, Inc. Savings Plans Master Trust Fund at fair value:
S&P 500 Index Account	$309,971	$239,267
The McGraw-Hill Companies, Inc. Stock Account	132,279	93,173
Stable Assets Account	433,905	392,360
Retirement Assets I Account	230,662	169,062
International Equity Account	150,003	89,178
Special Equity Account	74,552	59,217
Retirement Assets III Account	144,948	90,900
Money Market Account	102,776	112,250
Core Equity Account	74,914	43,414
Retirement Assets II Account	87,554	56,142
S&P 400 Index Account	41,076	20,809
S&P 600 Index Account	19,502	11,420

Total plan assets in Trust Fund	1,802,142	1,377,192

Self Directed Accounts	15,090	12,828
Collateral received for securities loaned	—	82,168
Contributions receivable:
Employer	33,816	36,670
Employee	1,954	2,055
Loan interest	13	16
Participants’ loans	5,923	5,260
Forfeiture account	—	3

Total plan assets at fair value	1,858,938	1,516,192

Liabilities:
Obligation for collateral received for securities loaned	—	(85,465)

Net assets available for benefits, at fair value	1,858,938	1,430,727

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(17,202)	8,907

Net assets available for benefits	$1,841,736	$1,439,634

See accompanying notes.

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Statements of Changes in Net Assets Available for Benefits
(In Thousands)

	Year Ended December 31
	2009	2008
Investment gain (loss):
Net investment gain (loss) from The McGraw-Hill Companies, Inc. Savings Plans Master Trust Fund	$351,501	$(526,077)
Net investment gain (loss) from self directed accounts	2,120	(3,986)
Participant loan interest	363	385

Total investment gain (loss)	353,984	(529,678)

Additions:
Contributions:
Employer	72,966	81,656
Employee	85,549	92,249
Plan transfers	799	1,220
Merger of assets	—	596

Total additions	159,314	175,721

Deductions:
Benefit payments and withdrawals	(111,196)	(133,735)

Net increase (decrease)	402,102	(487,692)

Net assets available for benefits:
Beginning of year	1,439,634	1,927,326

End of year	$1,841,736	$1,439,634

See accompanying notes.

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements
December 31, 2009
1. Plan Description
The 401(k) Savings and Profit Sharing Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries (the Plan) is a defined contribution plan sponsored by The McGraw-Hill Companies, Inc. (the Company). The Plan has a beneficial interest in The McGraw-Hill Companies, Inc. Savings Plans Master Trust Fund (the Master Trust). The Master Trust consists of the S&P 400 Index Account, S&P 500 Index Account, S&P 600 Index Account, Stable Assets Account, Retirement Assets I Account, Retirement Assets II Account, Retirement Assets III Account, The McGraw-Hill Companies, Inc. Stock Account, Money Market Account, Special Equity Account, Core Equity Account and International Equity Account (the Investment Accounts). In addition to the Investment Accounts in the Master Trust, the Plan allows participants to maintain Self Directed Accounts.
The following is a summary of benefit guidelines. A more detailed description is contained in the Plan documents.
The Plan is a defined contribution plan. Employees of participating units have immediate eligibility, as long as the employee has completed the enrollment process.
Participants may contribute to the Plan up to 25% of their Plan earnings limited to $16,500 in 2009 and $15,500 in 2008. Plan contribution amounts allowable are limited pursuant to Sections 401(k), 401(m) and 415 of the Internal Revenue Code (the Code).
Plan earnings include base earnings and certain other forms of compensation as provided under the Plan. Plan earnings were limited to $245,000 in 2009 and $230,000 in 2008.
The Company matches 100% of the first 3% of tax-deferred compensation contributed to the plan and 50% of the next 3%. Effective January 1, 2008, the Plan was amended to limit after tax contributions by highly compensated employees to 4% of earnings.
The assets of the Plan may be invested in the twelve Investment Accounts as well as the Self Directed Accounts. Participants can elect to designate, in 1% increments, their investment preference(s). There is no limit to the number of investment allocation changes for future allocations. The first eight changes or reallocations of existing balances, in any calendar year, are permitted at no charge. A $10 charge is assessed to the participant’s account for each additional change or reallocation of existing balances, if the balance is reallocated more than eight times per year.

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements (continued)
1. Plan Description (continued)
Employee contributions to the Plan are nonforfeitable. Effective January 1, 2001, matching contributions by the employer are fully vested immediately. Employer profit sharing contributions attributable to the 2007 plan year and subsequent plan years shall vest 20% after two years of continuous service, an additional 20% after each of the third and fourth years, and the remaining 40% after the fifth year, with full vesting after five years. Profit sharing contributions also vest upon the participant’s attainment of age 65, if still employed by the Company or upon the participant’s death, if still employed by the Company. Employer profit sharing contributions attributable to 2006 plan year and prior years will be 100% vested upon completion of five years of continuous service or upon attainment of age 65 or death while in service. Continuous Plan participation includes all years of participation plus any waiting periods before being eligible to join the Plan.
Benefits forfeited by non-vested participants upon termination of employment are used to reduce Company contributions to the Plan. Forfeitures for 2009 and 2008 were approximately $990,000 and $983,000, respectively.
The Plan provides for withdrawal of after-tax employee contributions. The Plan also provides for financial hardship withdrawals and hardship loans of a participant’s tax-deferred and vested Company contributions under defined circumstances. Effective April 15, 2009, the Plan was amended to allow additional circumstances under which a participant may take a hardship withdrawal.
The Plan also provides that a participant who makes an election regarding the Investment Accounts, upon exercising withdrawal or loan rights, receives a pro-rata distribution from the elected Investment Accounts.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). While the Company has not expressed any intent to discontinue or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. Upon termination of the Plan, the account balances of all participants become nonforfeitable.
Effective as of January 1, 2009, the Plan was amended to (i) provide for the unequal division of a payment in the event that multiple beneficiaries are entitled to a benefit under the Plan, and (ii) permit a designated beneficiary to waive their distribution from the Plan.

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements (continued)
1. Plan Description (continued)
Profit Sharing
The Company will make profit sharing contributions from consolidated net profits for each plan year as the Company’s Board of Directors may determine at its discretion. This amount can be up to a maximum of 2.5% of eligible compensation up to the Social Security wage base and 5% of eligible compensation in excess of the Social Security wage base. The Company contributed approximately $29,956,000 and $31,555,000 to the Plan in 2009 and 2008, respectively.
2. Summary of Significant Accounting Policies
Investment Valuation
All earnings and net appreciation or depreciation of the Master Trust Investment Accounts, other than the Self Directed Accounts and the Stable Assets Account, are allocated to the Plan daily based upon the Plan’s share of the Investment Accounts’ fair market value at the end of the previous day.
Investments in the Self Directed Accounts are credited with earnings/charged with losses and expenses based on the performance of the individual investments within these accounts.
As described in Financial Accounting Standards Board (FASB) Accounting Standard Codification 962 (ASC 962), formerly known as FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required under this guidance, the Statement of Net Assets Available for Benefits adjusts the fair value of the investment contracts from fair value to contract value.

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Investments in the Stable Assets Account are benefit responsive. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract. Short-term investments are valued at cost, which approximates fair value. All other investments held by the Plan are reported at fair value, as determined based on quoted market prices.
Under the terms of its trust agreement, the Plan engaged in an authorized form of security lending activities commencing October 1, 2007. The Plan had previously engaged in securities lending within certain mutual funds and commingled funds. At December 31, 2009, the fair value of securities on loan and the collateral held at The Northern Trust Company were approximately $0 and $0, respectively. At December 31, 2008, the fair value of securities on loan and the collateral held at The Northern Trust Company were approximately $84,215,000 and $82,168,000, respectively. The Plan has stopped participating in Securities Lending practices effective December 31, 2009.
Investment income (loss) from securities lending was approximately $2,018,000 and ($96,000) in 2009 and 2008, respectively, and is included in the net gain or loss from the Master Trust. Collateral held consisted of cash, letters of credit, and government securities. Securities were loaned at the master trust level and presented at the plan level based upon the Plan’s approximate interest in the Investment Accounts. The securities on loan are reflected in the Statement of Net Assets Available for Benefits.
In accordance with Accounting Standards Codification 820 (ASC 820), Fair Value Measurements and Disclosures, assets and liabilities measured at fair value are categorized according to a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
The three levels are defined as follows:
•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•
Level 2 — inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.
Corporate common stock: Valued at quoted market prices.
Corporate preferred stock: Valued at quoted market prices.
Foreign preferred stock: Valued at quoted market prices.
Foreign common stock: Valued at quoted market prices.
Collective investment trust funds: Valued at fair value based on the unit value of the funds. Unit values are determined by the investment manager sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.
The McGraw-Hill Companies, Inc. common stock: Valued at quoted market prices.
Real estate: Valued at prices using unobservable inputs (i.e. extrapolated data, proprietary models, indicative quotes).
Corporate debt: Valued based on current market rates and credit spreads for debt securities with similar maturities traded in active markets.
Mutual funds: Valued at the quoted net asset value (NAV) of shares held by the Plan at year end.
Asset backed securities: The underlying security is used to determine the net asset value for each unit of the fund held by the fund. For securities without quoted market prices, other observable market inputs are utilized to determine the fair value. Institutional bid evaluations are estimated prices. Pricing vendors use models, which are generally proprietary, to arrive at the estimated prices. These prices represent the price a dealer would pay for a security (typically in an institutional round lot).
Guaranteed investment contracts: For funds that stand ready to redeem their outstanding shares at net asset value any time, the NAVs used to price such funds are considered to be the equivalent of Level 1 inputs. For other funds, the reported NAV is corroborated with observable data and is considered to be a Level 2 input. Refer to Note 3 for further details.
Self-directed accounts: Valued at quoted market prices.
Participant loans: Valued at amortized cost, which is deemed to approximate fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
The following table sets forth by level within the fair value hierarchy the Plan investment assets and investment liabilities at fair value, as of December 31, 2009. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement:

	Assets at Master Trust Level as of December 31, 2009
	Level 1	Level 2	Level 3	Total
	(In Thousands)

Corporate common stock	$386,688	$—	$—	$386,688
Foreign preferred stock	6,870	—	—	6,870
Foreign common stock	179,660	—	—	179,660
Common collective trust	—	376,853	—	376,853
The McGraw-Hill Companies, Inc. common stock*	138,663	—	—	138,663
Real estate	—	—	88	88
Corporate debt	130,324	—	—	130,324
Asset backed securities	—	37,322	—	37,322
Mutual funds:
International small cap equity investments	51,577	—	—	51,577
Fixed income fund investments	162,975	—	—	162,975
Money market investments	4,487	—	—	4,487
Stable Assets Account:
J.P. Morgan # AMCGRAW01	93,884	—	—	93,884
Bank of America # 00-030	94,002	—	—	94,002
Monumental Life Ins #MDA00938	105,907	—	—	105,907
Deutsche Bank Natixis Financial Products, Inc. #1018-01	—	110,079	—	110,079

Total Master Trust Assets	$1,355,037	$524,254	$88	$1,879,379

*	Indicates party-in-interest to the Plan.

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)

	Assets at Plan Level as of December 31, 2009
	Level 1	Level 2	Level 3	Total
	(In Thousands)

Self-directed accounts	$15,090	$—	$—	$15,090
Loan fund	—	—	5,923	5,923

Total plan assets outside Master Trust	$15,090	$—	$5,923	$21,013

The following table is a rollforward of the asset balances for financial instruments classified by the Company within Level 3 of the valuation hierarchy defined above:

Loan Fund

Fair value December 31, 2008	$5,260
Issuances	2,757
Net settlements	(2,094)

Fair value December 31, 2009	$5,923

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)

	Assets at Master Trust Level as of December 31, 2008
	Level 1	Level 2	Level 3	Total
	(In Thousands)

Corporate common stock	$258,192	$—	$—	$258,192
Corporate preferred stock	705	—	—	705
Foreign preferred stock	3,507	—	—	3,507
Foreign common stock	118,431	—	—	118,431
Common collective trust	—	283,442	—	283,442
The McGraw-Hill Companies, Inc. common stock*	97,594	—	—	97,594
Real estate	—	—	88	88
Corporate debt	89,859	—	—	89,859
Asset backed securities	—	30,872	—	30,872
Mutual funds:
International small cap equity investments	16,296	—	—	16,296
Fixed income fund investments	174,282	—	—	174,282
Money market investments	5,189	—	—	5,189
Stable Assets Account:
J.P. Morgan # AMCGRAW01	87,506	—	—	87,506
Bank of America # 00-030	87,601	—	—	87,601
Monumental Life Ins #MDA00938	87,548	—	—	87,548
Deutsche Bank Natixis Financial Products, Inc. #1018-01	—	97,473	—	97,473

Total Master Trust Assets	$1,026,710	$411,787	$88	$1,438,585

*	Indicates party-in-interest to the Plan.

	Assets at Plan Level as of December 31, 2008
	Level 1	Level 2	Level 3	Total
	(In Thousands)

Self-directed accounts	$12,828	$—	$—	$12,828
Loan fund	—	—	5,260	5,260

Total plan assets outside Master Trust	$12,828	$—	$5,260	$18,088

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
The following table is a rollforward of the asset balances for financial instruments classified by the Company within Level 3 of the valuation hierarchy defined above:

Loan Fund

Fair value December 31, 2007	$4,991
Issuances	1,955
Net settlements	(1,690)
Transfers in	4

Fair value December 31, 2008	$5,260

There were no material gains, losses, purchases, sales, issuances, settlements, or transfers during the 2009 and 2008 plan years for real estate assets.
Investment Income
Investment income is recorded on the accrual basis.
Contributions
Contributions from employees are accrued when the Company makes payroll deductions. Contributions from the Company are accrued in the period in which they become obligations of the Company.
Administration of the Plan
The Plan is administered by the Vice-President, Employee Benefits (the Plan Administrator) who is responsible for carrying out the provisions of the Plan. The appointment was approved by the Board of Directors of the Company.

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
The investments for the Plan, excluding investments in the Self Directed Accounts, are directed by the Pension Investment Committee and by outside investment managers. The Pension Investment Committee is appointed by the Board of Directors of the Company and the outside investment managers are appointed by the Pension Investment Committee.
The Plan is responsible for its administrative expenses. The Company may reimburse the Plan for these expenses at its discretion. During 2009 and 2008, the administrative expenses of the Investment Accounts were allocated to all plans participating in the respective Investment Accounts and deducted from the net investment income allocated to the participating plans.
Federal Income Tax Status
The Plan received a determination letter from the Internal Revenue Service dated September 26, 2002 stating that the Plan, as amended, is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take all actions necessary to maintain the qualified status of the Plan. An application for a new determination letter has been submitted to the IRS and a response is pending.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
New Accounting Pronouncements
In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as ASC 820) to provide additional

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.
In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 5 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.
In June 2009, the FASB replaced The Hierarchy of Generally Accepted Accounting Principles with the FASB Accounting Standards Codification TM (“The Codification” or “ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification is effective for financial statements issued for periods ending after September 15, 2009.
3. Investments
The investments of the Plan and the Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees (together, the Participating Plans), are pooled for investment purposes in the Master Trust under the agreement entered into with The Northern Trust Company (Northern Trust). At both December 31, 2009 and 2008, the Plan’s interest in the net assets of the Master Trust was approximately 95.9%.
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements (continued)
3. Investments (continued)
At December 31, 2009 and 2008, the Plan’s approximate interest in the twelve Investment Accounts was as follows:

	% Interest
	2009	2008

Retirement Assets I Account	96.83%	96.94%
Retirement Assets II Account	97.80	97.55
Retirement Assets III Account	97.39	97.46
Stable Assets Account	94.54	93.98
Money Market Account	95.45	96.14
S&P 400 Index Account	95.49	94.93
S&P 500 Index Account	95.61	95.89
S&P 600 Index Account	91.82	95.24
The McGraw-Hill Companies, Inc. Stock Account	95.41	95.51
Special Equity Account	97.46	97.53
International Equity Account	96.78	96.96
Core Equity Account	97.08	96.85

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements (continued)
3. Investments (continued)
The following table is a summary, at fair value, of the net assets of the Master Trust investment accounts on December 31, 2009 and 2008:

	2009	2008
	(In Thousands)
Assets
Investments:
Corporate common stock	$386,688	$258,192
Corporate preferred stock	—	705
Foreign preferred stock	6,870	3,507
Foreign common stock	179,660	118,431
Common collective trust	376,853	283,442
The McGraw-Hill Companies, Inc. common stock*	138,663	97,594
Real estate	88	88
Corporate debt	130,324	89,859
Asset backed securities	37,322	30,872
Mutual funds	219,039	195,767
Stable Assets Account:
J.P. Morgan # AMCGRAW01, 5.79% and 4.32% at December 31, 2009 and 2008, respectively	93,884	87,506
Bank of America # 00-030, 5.79% and 4.32% at December 31, 2009 and 2008, respectively	94,002	87,601
Monumental Life Ins #MDA00938, 5.77% and 2.58% at December 31, 2009 and 2008, respectively	105,907	87,548
Deutsche Bank Natixis Financial Products, Inc # 1018-01, 3.30% and 4.43% at December 31, 2009 and 2008 respectively	110,079	97,473

	1,879,379	1,438,585
Receivables
Dividends and interest receivable	—	5
Due from (to) broker on pending trades	921	(503)

Total receivables	921	(498)

Liabilities
Accrued investment management expenses	(1,361)	(128)

Total liabilities	(1,361)	(128)

Net assets of the Master Trust, at fair value	1,878,939	1,437,959

Adjustments from fair value to contract value for fully benefit responsive investment contracts	(18,195)	9,477

Net assets of the Master Trust	$1,860,744	$1,447,436

*	Indicates party-in-interest to the Plan.

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements (continued)
3. Investments (continued)
Common stock, preferred stock, U.S. government securities and corporate debt instruments in the above accounts with an aggregate fair value of approximately $0 and $87,272,000 were loaned under the security lending agreement at December 31, 2009 and 2008, respectively.
Investment income for the Master Trust is as follows:

	Year Ended December 31
	2009	2008
	(In Thousands)
Investment income
Net appreciation (depreciation) in fair value of investments:
U.S. Government securities	$—	$(45)
Corporate common stock (includes foreign)	157,607	(313,063)
Corporate preferred stock	6,349	(5,052)
Company stock	46,487	—
Mutual funds	30,836	(68,582)
Corporate debt	21,265	(8,194)
Asset backed securities	6,121	(1,852)
Common collective trusts	74,735	(170,268)
State, municipal and other	1,057	883
Interest & dividend income	21,585	22,142

Net investment gain (loss)	366,042	(544,031)

Expenses
Administrative and other expenses	(1,683)	(2,124)

Total investment gain (loss)	$364,359	$(546,155)

Guaranteed Investment Contracts
The J.P. Morgan contract, the Bank of America contract, the Monumental Life Insurance contract and the Deutsche Bank Natixis contract are book value liquidity agreements which, in conjunction with the underlying bond portfolios covered by each contract, comprise the synthetic Guaranteed Investment Contracts (the GICs). In exchange for an annual fee, each book value liquidity

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements (continued)
3. Investments (continued)
agreement issuer guarantees to reimburse the Stable Assets Account for the shortfall, if any, between the portfolio’s market value and principal and accrued interest in the event of participant initiated distributions from the synthetic GIC. The synthetic GICs crediting interest rate resets quarterly and is based upon the yield, duration and market value of the underlying bond portfolio. Each of the book value liquidity agreements is subject to an early termination penalty, which could reduce the crediting interest rate guarantee for the quarter in which a premature termination occurs.
The weighted average yield for the synthetic GICs for the years ended December 31, 2009 and 2008 was 2.96% and 6.07%, respectively.
The rate at which interest is accrued to the contract balance of the synthetic GICs for the years ended December 31, 2009 and 2008 was 4.46% and 3.74%, respectively.
The total fair value of the synthetic GICs was approximately $499,591,000 and $360,128,000 as of December 31, 2009 and 2008, respectively.
The fair value of the synthetic GIC contracts was calculated using the following methodology:
1.	The difference between the indicative replacement cost and the current annual fee multiplied by the notional dollar amount of the contract was calculated.
2.	Future quarterly payments for the duration of the agreement that resulted from any difference identified immediately above, other than zero, were determined.
3.	Any difference in future payments were discounted by the published Bloomberg USD US Bank -AA- rated credit curve, as of the end of the year, and totaled.

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements (continued)
3. Investments (continued)
Derivative Financial Instruments
The Plan’s investment managers use short selling and derivative instruments, including futures contracts, forward contracts, and options, to reduce market risk and enhance returns on the investments. At December 31, 2009, the fair value of outstanding derivative contracts and short positions within the Master Trust was $1,430,000 and was included in the Plan’s net assets. At December 31, 2008, the fair value of outstanding derivative contracts and short positions within the Master Trust was $3,416,000, and was included in the Plan’s net assets.
Self-Directed Accounts
Self-Directed Accounts, also known as Mutual Fund Investment Window Accounts, allow individual participants to gain access to up to 9,500 mutual funds. These funds are not reviewed or monitored by The McGraw-Hill Companies, Inc. Pension Investment Committee. A summary of net assets at fair value, at December 31, 2009 and 2008 follows:

	2009	2008
	(In Thousands)
Investments:
Money markets	$3,317	$3,219
Mutual funds	11,773	9,477

Total investments	15,090	12,696

Cash	338	183
Due to broker on pending trades, net	(338)	(51)

Net assets available to participating plans	$15,090	$12,828

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements (continued)
3. Investments (continued)
A summary of the net investment loss of the Self Directed Accounts for the years ended December 31, 2009 and 2008 follows:

	2009	2008
	(In Thousands)

Dividend and interest income	$264	$580
Net realized and unrealized loss on investments Mutual funds	1,856	(4,566)

Net investment gain (loss)	$2,120	$(3,986)

4. Plan to Plan Transfers
Effective January 1, 2008 the assets and liabilities of the Sengent 401(k) Plan (also called The ClariFI 401(k) Plan) and the trust thereunder were merged into the Plan. The amount of net assets transferred into the Plan was approximately $596,000.
Employees transferred to and from this Plan and the Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees, which resulted in net transfers in of approximately $799,000 and $1,220,000 in 2009 and 2008, respectively.
5. Differences Between Financial Statements and Form 5500
GICs and synthetic GICs are reported at fair value for Form 5500 purposes. For financial statement purposes, such items are recorded at gross fair value and adjusted to net contract value. Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits payments that have been processed and approved for payment prior to year-end but not paid as of that date. Such differing treatments result in a reconciling item between the total net assets available for benefits recorded on the Form 5500 and the total net assets available for benefits included in the accompanying financial statements.

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements (continued)
6. Subsequent Events
Effective January 1, 2010, a Tax Deferred Contribution may be an amount from 1% to 25% of a Participant’s Earnings payable each payroll period, up to the Earnings Limitation for the applicable Plan Year.

Supplemental Schedule
PRELIMINARY AND TENTATIVE FOR DISCUSSION ONLY

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
EIN #13-1026995 — Plan Number #002
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2009

Identity of Issuer,
Borrower, Lessor or		Current
Similar Party	Description of Investment	Value

Participant loans	Interest rates ranging from 4.25% – 10.5%, maturing through July 15, 2033	$5,922,849
Self directed accounts	Presented at fair value	15,089,771

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPANY NAME
Date: June 29, 2010	By:	/s/ Marty Martin
		Name:	Marty Martin
		Title:	Vice President, Employee Benefits